FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces the New BlackBerry Pearl 3G Smartphone	3
2.	RIM Introduces the New BlackBerry Bold 9650 Smartphone	3
3.	RIM Announces BlackBerry Mobile Voice System 5 with Voice over Wi-Fi Calling	4
4.	RIM Announces Wireless Leadership Award Recipients	3

Document 1

April 26, 2010

RIM Introduces the New BlackBerry Pearl 3G Smartphone

What do you want in a mobile phone?
Small? Stylish? Fast? Full-featured?
How about all of the above?

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the new BlackBerry® Pearl™ 3G, the smallest BlackBerry® smartphone yet. Despite its impressively compact and elegant design, this stylish new handset is a powerful 3G BlackBerry smartphone with uncompromising performance and top–of-the-line features, including all the industry-leading BlackBerry® email, messaging and social networking capabilities that so many people love.

“The BlackBerry Pearl 3G is unlike any other smartphone in the world and we expect a broad range of new and existing customers will be drawn to its powerful features and compact design,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “Considering the fast growing consumer interest in smartphones and the fact that more than three-quarters of the people in the global mobile phone market are still buying handsets with a traditional alphanumeric keypad, we think the new BlackBerry Pearl 3G addresses a substantial market opportunity. It allows consumers to upgrade their traditional mobile phone to a full-featured, easy-to-use and fashionable 3G BlackBerry smartphone that supports BlackBerry Messenger and many other apps while maintaining a handset design and layout that is familiar and comfortable.”

The new BlackBerry Pearl 3G smartphone is a marvel of engineering and design excellence. It’s as powerful as it is compact. Measuring less than two inches wide (50 mm) and weighing only 3.3 ounces (93g), it still manages to pack in support for high-speed 3G (UMTS/HSDPA) networks, Wi-Fi® (b/g/n) and GPS along with a powerhouse processor that drives visually stunning images on the sharp, high-resolution display. It also features an optical trackpad for smooth navigation, dedicated volume and media keys for added convenience, a 3.2 MP camera with flash for quality pictures on the go, and support for up to 32 GB of personal content.

Key features of the new BlackBerry Pearl 3G smartphone include:

•	Elegant candybar design measuring 4.25" x 1.96" x 0.52" (108mm x 50 mm x 13.3 mm) and weighing only 3.3 oz (93 grams)
•	624 Mhz processor with 256 MB Flash memory
•	360x400 sharp-resolution display (238 ppi)
•	Optical trackpad that makes navigation fast and smooth, plus a comfortable keyboard that enables quick and accurate typing
•	Media player for videos, pictures and music (music plays up to 30 hours), plus dedicated media keys integrated along top of the handset
•	3.2 MP camera with zoom, autofocus, flash and video recording*
•	Built-in GPS for location-based applications such as BlackBerry® Maps, as well as photo geotagging

•	Wi-Fi (802.11 b/g/n) - first BlackBerry smartphone to support 'n'
•	microSD/SDHD memory card slot that supports up to 32 GB cards
•
Premium phone features, including voice activated dialing, speakerphone and Bluetooth® (2.1) with support for hands-free headsets, stereo headsets, car kits (including systems that support the emerging Bluetooth Message Access Profile standard) and other Bluetooth accessories

•	Access to BlackBerry App World™, featuring a broad and growing catalog of mobile applications developed specifically for BlackBerry smartphones
•	Support for BlackBerry® Media Sync for easily syncing photos as well as iTunes® and Windows Media® Player music with the smartphone**
•	BlackBerry® OS 5
•	Support for tri-band UMTS/HSDPA and quad-band EDGE/GPRS/GSM networks
•	Removable, rechargeable 1150 mAhr battery that provides approximately 5.5 hours of talk time on 3G networks

The new BlackBerry Pearl 3G smartphone will be available in two models and several lustrous colors. The 9100 model features a 20-key condensed QWERTY keyboard and the 9105 model features a 14-key traditional phone keyboard. Both models include SureType® software that can complete words as the user types, making texting fast and accurate. The BlackBerry Pearl 3G smartphone is expected to launch with various carriers beginning in May. Check with individual carriers for details about availability and pricing. For more information visit www.blackberry.com/pearl3G.

Editors: Additional content, including video, spec sheet and images, is available in RIM's online newsroom: www.rim.com/newsroom/media/gallery.

* Video recording requires a microSD card, which may be sold separately.
** Certain music files may not be supported, including files that contain digital rights management technologies. Photo syncing is currently only available for Windows-based PCs.

About Research In Motion
Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

RIM Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 2

April 26, 2010

RIM Introduces the New BlackBerry Bold 9650 Smartphone

CDMA customers get a bold new choice with powerhouse 3G smartphone that offers premium features and performance together with popular keyboard and trackpad, as well as support for Wi-Fi and high-speed 3G networks around the world

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Bold™ 9650 smartphone – the latest addition to the BlackBerry Bold portfolio of premium smartphones.  Sophisticated, powerful and feature-rich, the BlackBerry Bold 9650 is a global smartphone for CDMA customers who want to stay connected, productive and entertained.

“The new BlackBerry Bold 9650 is an extraordinary smartphone that we think customers will love,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Whether at work or at play, the new BlackBerry Bold 9650 offers a truly impressive communications, multimedia and connectivity experience.”

The BlackBerry Bold 9650 smartphone supports 3G (EVDO) networks in North America and (HSPA/UMTS) abroad and has a full-QWERTY keyboard, optical trackpad and built-in Wi-Fi® (802.11 b/g), which makes it possible to talk on the phone while browsing the web or sending and receiving email. The BlackBerry Bold 9650 also includes 512 MB Flash memory and an expandable memory card slot that supports up to 32 GB microSDHC cards, with a 2 GB card included.

The BlackBerry Bold 9650 fuses form and function in a striking design and, in addition to providing premium phone and multimedia features, it of course delivers the industry’s leading mobile solution for email, messaging (IM, SMS, MMS) and social networking.

Other key features of the BlackBerry Bold 9650 smartphone include:

•	Stylish design (4.4” x 2.4” x .56” and 4.8 oz.) with glossy black finish and chrome highlights
•	Large (2.44”) high-resolution display (480 x 360 resolution at 245 ppi), able to display pictures, videos and web pages with impressive contrast and detail
•	3.2 MP camera with flash, variable zoom, image stabilization, autofocus and video recording
•	Advanced media player for videos, pictures and music, a 3.5 mm stereo headset jack and support for the Bluetooth® Stereo Audio Profile (A2DP/AVCRP)

•	BlackBerry® Media Sync for easily syncing photos as well as iTunes® and Windows Media® Player music with the smartphone*
•	Easy mobile access to Facebook®, MySpace and Flickr®, as well as popular instant messaging services including BlackBerry® Messenger
•	Support for BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry smartphones
•	Full HTML web browser, streaming audio and video via RTSP
•	Built-in GPS with support for geotagging, BlackBerry® Maps and other mapping applications
•	Premium phone features including voice activated dialing, speakerphone, and Bluetooth (2.1).
•	Support for high-speed EV-DO Rev. A networks in North America, as well as UMTS/HSPA (2100Mhz) and quad-band EDGE/GPRS/GSM networks abroad
•	Removable and rechargeable 1400 mAhr battery for 5 hours of CDMA talk time

The BlackBerry Bold 9650 smartphone is expected to be available from carriers in the United States beginning in May.  For more information visit www.blackberry.com/bold.

Editors: Additional content, including video, spec sheet and images, is available in RIM's online newsroom: www.rim.com/newsroom/media/gallery.

* Certain music files may not be supported, including files that contain digital rights management technologies. Photo syncing is currently only available for Windows-based PCs.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, Research In Motion and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

April 26, 2010

RIM Announces BlackBerry Mobile Voice System 5 with Voice over Wi-Fi Calling

Enables Employees to Make or Receive Enterprise Phone Calls through Cisco Unified Communications Manager from their BlackBerry Smartphones Over Wi-Fi at Work, Hotspots and Home

WATERLOO, ON – Research In Motion Limited (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BlackBerry® Mobile Voice System 5 (BlackBerry® MVS 5) with voice over Wi-Fi® calling. BlackBerry MVS 5 works with Cisco® Unified Communications Manager to provide a business user with the ability to use their regular desk phone number and extension from their BlackBerry® smartphone. With the new version 5, an employee will be able to use a single work phone number shared between their desk phone and BlackBerry smartphone and make and receive enterprise calls on their BlackBerry smartphone over a Wi-Fi connection, adding to the existing capability available over cellular networks.

An increasingly mobile workforce and the growing number of employees working from home present challenges for businesses to keep their staff accessible through their work phone number and keep calling costs under control. With BlackBerry MVS 5, calls made through BlackBerry MVS are routed through the corporate phone system/Private Branch Exchange (PBX)*, which helps with adherence to company policies and enables potential savings on long-distance and international roaming charges. Employees also benefit from the convenience of a single work phone number shared between their desk phone and BlackBerry smartphone. Employees can be more reachable through their work phone number and can even enjoy the convenience of extension dialing from their BlackBerry smartphone as well as the flexibility to move calls from their BlackBerry smartphone to their desk phone. It’s also easy to use since incoming calls ring simultaneously on the employee’s desk phone and BlackBerry smartphone and employees access BlackBerry MVS using the same phone interface that they are already familiar with on their BlackBerry smartphone.

“BlackBerry Mobile Voice System 5 effectively provides a wireless extension of the corporate phone system to allow voice over Wi-Fi calling at work, public hotspots and home. It presents a great opportunity for companies to enhance the productivity of employees who are often away from their desks or working from home, such as workers in construction, hospitality, sales and professional services,” said Alan Panezic, VP, Platform Product Management at Research In Motion. “This latest release enables businesses to better leverage their investment in the corporate phone system, adapt to the growing demand by employees for more flexible work arrangements, improve workforce productivity and save costs on long-distance and international roaming charges.”

RIM and Cisco have worked closely to integrate BlackBerry MVS 5 with Cisco Unified Communications Manager to deliver an enhanced user experience. The solution has been tested for interoperability and will be supported by both RIM and Cisco.

Laurent Philonenko, vice president and general manager, Unified Communications Business Unit at Cisco: “BlackBerry Mobile Voice System and Cisco Unified Communications Manager provide and extend Cisco’s IP telephony features to BlackBerry smartphone users at companies of any size. With an integrated Cisco Unified Wireless Network, our customers will be able to have highly secure voice over Wi-Fi experiences and high quality phone calls with their BlackBerry smartphones while roaming across the wireless network.”

Advanced IT features built into BlackBerry MVS 5 will help to provide controlled, managed and secure use of BlackBerry smartphones with the corporate phone system. Key features include:

-	Wi-Fi network access controls to set which Wi-Fi networks employees can access

-	Network preference settings with the option of prioritizing the use of Wi-Fi or cellular for making phone calls

-	Authentication to help ensure that only authorized BlackBerry smartphones have access to the corporate phone system

-	Incoming call filtering based on allowed and blocked caller lists

A new interoperability platform has also been added to BlackBerry MVS 5 to enable telecommunications companies to offer BlackBerry MVS 5 as part of their corporate phone system offerings. RIM is working with leading companies to make BlackBerry MVS available for a range of PBX systems.

BlackBerry MVS 5 is expected to be available later this year.

For more information, visit www.blackberry.com/mvs.

* Emergency calls to "911" (or other internationally recognized emergency service numbers) will only be processed through available cellular networks.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Many of the products and features described herein remain in varying stages of development and will be offered on a when-and-if-available basis.  This roadmap is subject to change at the sole discretion of Cisco and RIM, and Cisco and RIM will have no liability for delay in the delivery or failure to deliver any of the products or features set forth in this document.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 4

April 28, 2010

FOR IMMEDIATE RELEASE

RIM Announces Wireless Leadership Award Recipients
Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the recipients of this year's Wireless Leadership Awards at WES 2010.

The Wireless Leadership Awards are presented to customers who have deployed innovative BlackBerry® solutions and are using wireless technology to make big improvements - whether it's to help their customers, drive social networking for their employees or to impact the bottom line.

A list of all finalists follows below, along with a brief summary of information and results provided by each award recipient. The awards fall into three categories: Innovation In Private Sector, Innovation In Public Sector and Business Impact.

Innovation In Private Sector: This award recognizes organizations that have deployed new, innovative wireless solutions to drive business productivity.

Winner:  RIDGID®, a division of Emerson™ -- RIDGID is a leading manufacturer of hand and power tools, and markets its products in more than 140 countries. At RIDGID, only 10% of the sales force used to enter sales data into the company’s CRM system because it was hard work using laptops when they travelled. Now with their in-house developed application for mobile CRM for BlackBerry® smartphones, RIDGID 360, over 90% of the sales reps are entering information into the system.

Finalists:
•	Lenel Systems International, Inc, a division of UTC Fire & Security.
•	Pikolin

Innovation In Public Sector: This award recognizes organizations that use wireless solutions in innovative ways in healthcare, public safety and government

Winner: State of Florida Department of Children and Families -- The State of Florida is revolutionizing the way its caseworkers capture and update critical information about children in foster care with an application developed in-house by the Florida Department of Children and Families.  The Remote Data Capture (RDC) solution is designed to give the ability to use the camera and GPS capabilities of a BlackBerry smartphone to date-stamp photos and record field notes directly into the state’s child welfare system. The solution helps to increase the safety and wellbeing of children under the state’s protection while improving the integrity of data entered by caseworkers.  Preliminary findings show caseworkers spend about 1.5 fewer hours doing paperwork and commuting to the office, which allows for more time to help children.

Finalists:
•	Baltimore Police Department
•	HealthSouth

Business Impact: This award recognizes organizations that have deployed a wireless solution that has made a significant impact on their business.

Winner: Portsmouth Hospitals NHS Trust (PHT) -- PHT is using Digital Pens from DevelopIQ and BlackBerry smartphones to complete an 80-page maternity booklet for pre and post natal care to eliminate data duplication of patient information in clinical systems. The solution allows Midwives at PHT to cut administration time from 98 minutes to 48 minutes per episode of care, and also enables midwives to enhance the patient experience during pregnancy and after care.

Finalists:
•	Dell
•	Xerox Corporation

For more information on the Wireless Leadership Awards program, please visit www.attendwes.com/wla.

Media Contact Marisa Conway Brodeur Partners (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact RIM Investor Relations (519) 888-7465 investor_relations@rim.com

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 29, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations